Exhibit 99.1

FOR IMMEDIATE RELEASE

Micromem Technologies Inc. Provides an Update on its Business Initiatives

TORONTO, NEW YORK, N.Y.—April 8, 2011 — Micromem Technologies Inc., (Micromem, the “Company”) (OTC BB: MMTIF, CNSX: MRM) and its wholly-owned subsidiary, Micromem Applied Sensor Technologies, Inc. (MAST) (www.mastinc.com), provide the following update on its business initiatives:

1.	The Company has posted on its website, www.micromeminc.com, a video link that demonstrates its fully operational medical device. The company is pleased with the performance of the device.

2	The Company announced a development agreement with an international oil company on March 4, 2011. It continues its development activity and has successfully completed the next milestone for the client.

The contract involves the detection of tiny nanoparticles at a very low concentration. Tests being conducted on Micromem’s 250 nm Hall Sensor using 16 nm nanomagnetic particles resulted in the Company’s ability to detect and discern down to 3 particles in solution at 1.6KHz. This ability to validate the detection limit of Micromem’s sensor in terms of noise-equivalent and minimum number of particles is critical to our client and the success of the project.

The Company is currently under a non disclosure agreement that prevents the company from disclosing the name of the client and details pertaining to the contract.

3	As a result of the continued development of Micromem’s patented technology, the Company announced today they are now working with two partners, Diagnostic Biosensors (www.diagnosticbiosensors.com) and MicroPlumbers Microsciences LLC (www.microplumbers.com), as part of its push into the Lab-on-a-Chip (“LOC”) market.

Micromem is targeting both medical and oil and gas exploration clients with this technology. The expected advantages include portability, rapid assay times and smaller sample requirements. Other advantages are that conventional laboratory analysis which is time consuming, tedious, and requires expensive equipment and highly trained personnel. Bench-top analysis in LOCs can be several times cheaper and faster.

Diagnostic Biosensors is dedicated to the idea that clinical laboratory diagnostic capabilities can be delivered directly to consumers in an economical and effective way. These quantitative biosensors are highly sensitive and inexpensive because the detectors are tiny integrated circuit chips.

MicroPlumbers apply advanced mathematical modeling tools to solve complex problems of microfluidic device design. Their experience in microfluidics and microfabrication date back to the early 1990s and includes the development of micropumps, microvalves, microfluidic assays.

4.	The Company continues to pursue all previously announced business initiatives and will provide an update to shareholders as new material information becomes available.

About Micromem Technologies Inc. and MASTInc:

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF CNSX:MRM) fabless semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies. Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
             : CNSX – Symbol: MRM

Shares issued: 97,849,511
SEC File No: 0-26005

Investor Contact: Jason Baun, Chief Information Officer, Tel. 416-364-2023